106 West Main • P.O. Box C Riceville, Iowa 50466 Telephone (641) 985-4025 Fax (641) 985-4046 www.homelandenergysolutions.com
August 19, 2008
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010
Mail Stop 7010
Attn: Rufus Decker
Accounting Branch Chief

Re:	Homeland Energy Solutions, LLC Form 10-KSB/A for the Year Ended December 31, 2007 File No. 0-53202
Dear Mr. Decker:
This letter is in response to your letter dated July 21, 2008, and outlines the reasons why we were exempt from the requirements imposed by Item 308T(a) of Regulation S-B when we filed our annual report for the fiscal year ended December 31, 2007.
Our registration statement on Form SB-2 was declared effective on November 30, 2006. However, at the time of effectiveness, our registration statement did not contain certified financial statements for our last fiscal year (which at the time was October 31, 2006), and consequently, we filed a special financial report on February 28, 2007 containing certified financial statements in compliance with Rule 15d-2. Additionally, as required by Rule 15d-2, we filed the special financial report under cover of the facing sheet of the form appropriate for annual reports, Form 10-KSB. Upon our investigation, it appears that the financial printer service that filed the special financial report incorrectly filed it using the file type code for an annual report on Form 10-KSB rather than the proper file type code, SP 15D2. Nonetheless, the report that was filed on February 28, 2007, was not an annual report.
The first annual report that we have filed was for the fiscal year ended December 31, 2007, which was filed on February 22, 2008. Subsequently, we filed an amendment to our annual report on May 15, 2008 for the purpose of amending and restating Items 6, 8A(T), 8B, and 13, and including certifications from our Principal Executive Officer and Principal Financial Officer (Item 13). We did not include an evaluation by our management of our internal controls over financial reporting in either the annual report or the amendment to our annual report because Instruction No.1 to Paragraphs (a) and (b) of Item 308T exempted us from having to do so. According to Instruction No.1, “[a] small business issuer need not comply with paragraph (a) of this Item until it either had been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act ... for the prior fiscal year or had filed an annual report with the Commission for the prior fiscal year.”

The requirement of filing an annual report under Rule 15d-1 is distinct from the requirement of filing a special financial report as set forth in Rule 15d-2. Since our annual report filed on February 22, 2008 represented the first annual report we filed since our registration statement was declared effective (and the first annual report we were required to file from such time), and the annual report filed on May 15, 2008 only amended the prior annual report and was not our second annual report, Instruction No.1 exempted us from having to satisfy the requirements of Item 308T(a). As required by Instruction No.1, we included a statement disclosing that our annual report did not include a report of our management’s assessment regarding our internal control over financial accounting because of a transition period established by the Securities and Exchange Commission (the “Commission”) for newly public companies.
Finally, we acknowledge that: (1) we are responsible for the adequacy and accuracy of disclosures in the filing; (2) Commission staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
/s/ Bernard Retterath
Bernard Retterath